SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                Schedule 13D/A


                  Under the Securities Exchange Act of 1934


                           CHATEAU PROPERTIES, INC.
                               (Name of Issuer)

                        Common Stock, $0.01 par value
                        (Title of Class of Securities)

                                 161739 10 7
                                (CUSIP Number)

                                    Copies to: Charles W. Royer
 Edward R. Allen                               Timmis & Inman  L.L.P.
 1760 S.E. 10th Street                         300 Talon Centre
 Fort Lauderdale, FL 33316                     Detroit, Michigan  48207
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                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)



                               February 11, 1997
                     -----------------------------------
                     (Date of Event which Requires Filing
                              of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                       (Continued on following page(s))
                             Page 1 of ____ Pages

CUSIP No. 161739 10 7                13D             Page _____ of _____ Pages
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   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Edward R. Allen
        S.S. # ###-##-####
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  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a) [ ]
        (b) [ ]
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   3    SEC USE ONLY
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   4    SOURCE OF FUNDS*
        OO, BK
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   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

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  6     CITIZENSHIP OR PLACE OF ORGANIZATION
        U.S.A.

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                         7     SOLE VOTING POWER
     NUMBER OF
      SHARES                     314,279
                    ----------------------------------------------------------
   BENEFICIALLY          8     SHARED VOTING POWER
     OWNED BY
       EACH                      551,047
                    ----------------------------------------------------------
     REPORTING           9     SOLE DISPOSITIVE POWER
      PERSON
       WITH                      314,279
                    ----------------------------------------------------------
                        10     SHARED DISPOSITIVE POWER

                                 551,047
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  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          865,326
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  12    CHECK BOX OF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
        [  ]

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  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


        3.4%


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  14    TYPE OF REPORTING PERSON*

        IN
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                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

        The filing person hereunder is Edward R. Allen (the "Filing Person"). The Filing Person owns 25% of the outstanding common stock of E.L. Properties, Inc. ("E.L."), Lakeland Harbor, Inc. ("Lakeland Harbor") and P.B. Colony, Inc. ("P.B.") and 50% of the outstanding common stock of Intercoastal Communities, Inc. ("Intercoastal") E.L., Lakeland Harbor, P.B. and Intercoastal are herein together referred to as (the "Affilates.")


        Prior to January 29, 1997, E.L., Lakeland Harbor, P.B. and Intercoastal each owned 1,350, 295,621, 1,456 and 252,620 limited partnership interests ("OP Units") in CP Limited Partnership, a Maryland limited partnership ("CP") respectively, and the Filing Person, in his individual capacity, owned 208,779 OP Units. All such OP Units were exchangeable on a one for one basis for shares of Common Stock, $.01 par value per share (the "Common Stock"), in Chateau Properties, Inc., a Maryland corporation (the "Company"). In addition, the filing Person owns currently exerciseable options to acquire 7,500 shares of Common Stock. The Filing Person hereby disclaims beneficial ownership of Common Stock owned by the Affiliates, to the extent the Filing Person is deemed to beneficially own shares in excess of those in which he has a pecuniary interest.

        The Company is a party to an Amended and Restated Agreement and Plan of Merger, dated as of September 17, 1996, as amended through the date hereof (the "Merger Agreement"), among the Company, ROC Communities, Inc. ("ROC") and R Acquisition Sub, Inc. ("R Sub"), pursuant to which R Sub, a transitory subsidiary of the Company, merged into ROC (the "Merger Transaction"), with ROC as the survivor of such merger and with ROC stockholders receiving 13,109,941 shares of the Company's Common Stock.

        In connection with the consummation of the transactions contemplated by the Merger Agreement, the Merger Transaction was approved by the stockholders of ROC at the ROC Stockholders' Meeting on January 28, 1997. As a result of such approval, and the satisfaction of certain other conditions, On January 29, 1997 The Filing Person and the Affiliates and certain other holders of OP Units exchanged their OP Units for shares of Common Stock. Thereafter, upon the approval of the Merger Transaction by the stockholders of the Company at the Company Stockholders' Meeting held on February 11, 1997, and contemporaneously with the consummation of the Merger Transaction, the Filing Person purchased from the Company 98,000 shares of Common Stock for an average price per share equal to $25.88.


        In addition to the foregoing transactions, the Board of Directors of the Company declared on January 2, 1997 a stock dividend and OP unit distribution (the "Dividend") of 3.26% to shareholders and OP Unit holders of record as of January 30, 1997 payable on February 21, 1997, contingent on the effectiveness of Merger Transaction. The right to receive the Dividend was waived by the Filing Person and all other exchanging OP Unit holders with respect to the OP Units exchanged and to be exchanged by such persons. The shares which would have been paid to such persons who waived such dividend were re-allocated to the other shareholders.


        The Filing Person, individually and through his ownership of stock in the Affiliates, beneficially owns 865,326 shares of Common Stock. For the three year period following the Merger, the Filing Person has agreed with Gary McDaniel, who is the chief executive officer of the Company, to vote his Company shares in favor of the nominees for director selected by the Group B Nominating Committee as described in the Joint Proxy Statement for the Merger Transaction.


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        The Merger Agreement, the Merger Transaction and certain related transactions and matters are fully described in that certain Joint Proxy Statement of the Company and ROC filed with the Securities and Exchange Commission on December 23, 1996 together with the Supplement thereto dated January 31, 1997 (the "Proxy Supplement"), which Joint Proxy Statement and Proxy Supplement are incorporated herein by reference to such filings.

Item 1.  Security and Issuer


        The Class of equity securities to which this Statement relates is the Common Stock (CUSIP No. 161739 10 7) of the Company, which has its principal executive offices at 6430 South Quebec Street, Englewood, Colorado 80111.


Item 2.  Identity and Background

        (a) Edward R. Allen

        (b) Residence - 1760 S.E. 10th Street, Fort Lauderdale, FL 33316

        (c) Director of the Company and principally engaged in real estate development.

        (d) and (e) During the past five years, the Filing Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f) The Filing Person is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration


        The 759,826 OP Units owned by the Filing Person and the Affiliates acquired in November, 1993 in exchange for certain manufactured home communities and other related assets. See Item 4 for additional information regarding this formation transaction.

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The funds utilized by the Filing Person to purchase the 98,000 shares of Common Stock purchased by the Filing Person upon the consummation of the Merger Transaction were funds borrowed from Northern Trust Company and secured by a pledge of 208,779 shares of Common Stock.


Item 4.  Purpose of Transaction


        The OP Units described in Item 3 were issued to the Filing Person and the Affiliates in exchange for the contribution of certain manufactured home communities and other assets to CP prior to the initial public offering in November, 1993 of 5,700,000 shares of Common stock by the Company. The Company is the General Partner of CP and owns a 43.1% interest in CP.

        None of the Filing Person or the Affiliates has any present plans or proposals: (a) to acquire or dispose of any shares of Common Stock; (b) for an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) for a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (d) for any change in the present board of directors or management of the Company, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;
(e) for any material change in the present capitalization or dividend policy of the Company; (f) for any other material change in the Company's business or corporate structure; (g) for changes in the Company's charter or by-laws or other actions which may impede the acquisition of control of the Company by any person; (h) to cause a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) to cause a class of equity securities of the Company to become eligible for termination of registration pursuant to
Section 12(g)(4) of the Act; or (j) for any action similar to any of those enumerated above. Except that each of the Affiliates plans to liquidate and distribute the Common Stock to their shareholders.



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Item 5.  Interest in Securities of the Issuer

        (a) and (b) Set forth in the table below are the number and percentage of shares of Common Stock beneficially owned, as well as the nature of ownership, for the Filing Person as of the date hereof:

                             Number of shares    Number of shares
                             of Common Stock     of Common Stock
                             beneficially owned  beneficially owned
                             with sole voting    with shared voting
                             and dispositive     and dispositive        Percentage of shares
                             power               power                  beneficially owned
                             ------------------  ------------------     ------------------
As of the date hereof         314,279             551,047                    3.4%


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        (c) Other than entering into an agreement pursuant to which the Filing Person committed to the exchange of OP Units and the acquisition of additional shares in the manner described above and Merger Agreement entered into by each of the Affiliates and the Company, no transactions have been effected in shares of Common Stock in the past 60 days by the Filing Person.

        (d)  None.

        (e)  Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        Other than as described above in connection with the Merger Agreement and the Transactions contemplated thereby (including, without limitation, the loan from Northern Trust Company to the Filing Person described in response to Item 3) and separate Merger Agreements between each of the Affiliates and the Company, the Filing Person is not a party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to Be Filed as Exhibits

        The following are filed as exhibits:

        1. Amended and Restated Agreement of Limited Partnership of CP Limited Partnership (1);

        2.     Articles of Amendment and Restatement of Chateau Properties,
               Inc. (1);


        3. Power of Attorney of Edward R. Allen authorizing execution of Reports required to be filed under the Securities and Exchange Act of 1934(2);

        4. Joint Proxy Statement of the Company and ROC, dated December 24, 1996(3);

        5.     Proxy Supplement of Chateau dated January 31, 1997 (3); and


        6. Loan Agreement and related agreements between the Filing Person and Bank to be dated as of February , 1997 (to be filed by amendment).

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(1) Incorporated by reference to the Exhibits filed with the Company's Registration Statement on Form S-11 filed with the Securities and Exchange Commission on November 10, 1993 (Commission filed no. 33-69150).


(2)    Previously filed.

(3) Filed with the SEC as part of a Registration Statement on Form S-4 (1933 Act No. 333-18807)


                                  Signature
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        After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

                             EDWARD R. ALLEN




Dated:  February 21, 1997            By:     /s/    Charles W. Royer
                                       ---------------------------------------
                                            Charles W. Royer, Attorney-in-Fact


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